EXHIBIT 12

MGM RESORTS INTERNATIONAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Earnings:
Income (loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$202,550	$(1,597,155)	$2,859,550	$(2,025,366)	$(1,824,415)
Fixed charges (see below)	862,417	1,117,327	1,086,865	1,113,580	1,028,673
Distributed income from unconsolidated affiliates	17,038	23,000	63,013	227,764	93,886

	1,082,005	(456,828)	4,009,428	(684,022)	(701,856)
Capitalized interest	(5,070)	(969)	(33)	—	(253,242)

	1,076,935	(457,797)	4,009,395	(684,022)	(955,098)

Fixed charges:
Interest expense, net(a)	$857,347	$1,116,358	$1,086,832	$1,113,580	$775,431
Capitalized interest	5,070	969	33	—	253,242

	862,417	1,117,327	1,086,865	1,113,580	1,028,673

Ratio of earnings to fixed charges	1.25x	(b )	3.69x	(b )	(b )

Deficiency	$—	$1,575,124	$—	$1,797,602	$1,983,771

(a)	Interest expense does not include the interest factor of rental expense as these amounts are not material.
(b)	Earnings were inadequate to cover fixed charges.